09059395

OMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Global Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Road, Suite 700
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Harris 214-758-6203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Heather Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK Global Securities L.P., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE A. RUSSELL
Notary Public, State of Texas
My Commission Expires
August 11, 2011

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Partners of HBK Global Securities L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partner's capital and cash flows present fairly, in all material respects, the financial position of HBK Global Securities L.P. (the "Partnership") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

HBK GLOBAL SECURITIES L.P.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(EXPRESSED IN 000's OF U.S. DOLLARS)

Assets		
Cash and cash equivalents	$	154,701
Receivables for securities borrowed		691,160
Due from broker		10,075
Rebate fees receivable		1,729
Interest and dividends receivable		615
Other assets		68
Fixed assets, at cost less accumulated depreciation of $667		606
Total assets	$	858,954
Liabilities		
Payables for securities loaned	$	696,091
Rebate fees payable		1,295
Payable to affiliates		742
Interest and dividends payable		341
Other liabilities		1,643
Incentive compensation		2,728
Total liabilities		702,840
Partners' Capital		156,114
Total liabilities and partners' capital	$	858,954

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net revenues		
Rebate fee income	$	65,121
Rebate fee expense		(54,270)
Interest and dividends, net		4,263
Net interest profit		15,114
Unrealized loss on securities		(1,672)
Other		85
Total net revenues		13,527
Operating expenses		
Employee compensation and benefits		5,596
Expense reimbursements		2,049
Data services and systems		629
Clearing fees		667
Legal and professional services		233
Travel and entertainment		98
Depreciation		78
Other expenses		406
Total expenses		9,756
Net increase in partners' capital resulting from operations	$	3,771

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008
(EXPRESSED IN 000's OF U.S. DOLLARS)

	HBK Securities GP Inc.	HBK Securities LP Inc.	Total
Partners' capital at beginning of year	$ 16	$ 153,648	$ 153,664
Capital withdrawals	-	(1,321)	(1,321)
Net increase in partners' capital resulting from operations	1	3,770	3,771
Total increase in partners' capital	1	2,449	2,450
Partners' capital at end of year	$ 17	$ 156,097	$ 156,114

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008
(EXPRESSED IN 000's OF U.S. DOLLARS)

Cash Flows From Operating Activities		
Net increase in partners' capital resulting from operations	$	3,771
Adjustments to reconcile net increase in partners' capital resulting from operations to net cash used in operating activities		
Depreciation		78
Change in operating assets and liabilities		
Decrease in receivables for securities borrowed		2,204,951
Increase in due from broker		(10,075)
Decrease in rebate fees receivable		9,364
Decrease in interest and dividends receivable		197
Increase in other assets		(3)
Decrease in payables for securities loaned		(2,211,252)
Decrease in rebate fees payable		(8,409)
Decrease in payable to affiliates		(311)
Decrease in interest and dividends payable		(1,020)
Increase in other liabilities		1,390
Decrease in incentive compensation		(674)
Net cash used in operating activities		(11,993)
Cash Flows From Investing Activities		
Acquisition of fixed assets		(287)
Net cash used in investing activities		(287)
Cash Flows From Financing Activities		
Capital withdrawals		(1,321)
Net cash used in financing activities		(1,321)
Net decrease in cash		(13,601)
Cash at beginning of the year		168,302
Cash at end of the year	$	154,701
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest during the year	$	62,679

The accompanying notes are an integral part of this financial statement.

(EXPRESSED IN 000's OF U.S. DOLLARS)

1. Organization

HBK Global Securities L.P. ("Global"), a Delaware limited partnership formed on March 4, 2002, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA granted membership to Global to operate as a broker-dealer on October 9, 2002. Global is a subsidiary of HBK Securities LP Inc. and HBK Securities GP Inc. (collectively, the "Partners"), which are wholly-owned subsidiaries of HBK Master Fund L.P. (the "Master Fund"). Global's primary business is to borrow and lend securities for its own account. Its counterparties in these transactions include both the Master Fund and unaffiliated institutions such as banks, insurance companies, pension plans, investment companies, and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although Global considers estimates to be reliable based on information available at the balance sheet date, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents is defined as cash on deposit at financial institutions, investments in money market funds, and highly-liquid investments with original maturities of three months or less.

Due From Broker

Due from broker includes withdrawals from a money market fund which Global has not yet received. Global has adopted Statement of Financial Accounting Standard No. 157 ("FAS 157") which requires Global to fair value its investments. This amount was fair valued in accordance with FAS 157 at its net realizable value with the unrealized loss recognized on the Statement of Operations. FAS 157 also establishes a fair value hierarchy based on the inputs to valuation techniques used to measure fair value. Global's only fair valued asset is included in *Due from broker* and is classified as level 3 since withdrawals are currently restricted. This was the only level 3 asset held by Global during the year.

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated into the U.S. dollar equivalent using the spot foreign currency exchange rate in effect at December 31, 2008. The U.S. dollar equivalent held in foreign currencies is $256 as of December 31, 2008. Revenues and expenses denominated in foreign currencies are translated at the daily spot rates in effect at the time of the transaction.

(EXPRESSED IN 000's OF U.S. DOLLARS)

Fixed Assets

Fixed assets are comprised of computer software ($600, net of accumulated depreciation of $647), including costs incurred on internally-developed software, and computer hardware ($6, net of accumulated depreciation of $20). Fixed assets are carried at cost less accumulated depreciation. Global has elected to compute depreciation using the straight-line method with estimated useful lives of three to five years.

Income and Expense Recognition

Rebate fee income (expense) and interest income (expense) are accrued as earned. Dividends are classified as income or expense on the ex-dividend date, net of any withholding taxes.

Income Taxes

In accordance with federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 requires Global to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement, which could result in Global recording a tax liability that would reduce partners' capital. FIN 48 was to have been effective for Global in 2007. However, FASB has deferred the required effective date of FIN 48 for nonpublic entities to annual periods beginning after December 15, 2008. Global has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimatable. Based on its continued analysis, Global has determined that the adoption of FIN 48 should not have a material impact to its financial statements. However, Global's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including but not limited to, further implementation guidance expected from the FASB and on-going analyses of tax laws, regulations, and interpretations thereof.

3. Securities Financing Transactions

Global enters into securities borrowed and loaned transactions for its own account and also performs securities lending activities on behalf of Master Fund, its parent. Generally, using an approach commonly referred to as "matched-book," Global will borrow securities from one institution, such as a bank, insurance company, pension plan, investment company, or broker-dealer, and simultaneously, or soon thereafter, re-loan the same securities to another institution. Securities-borrowed transactions require Global to deposit with the lender cash or other collateral with a value generally ranging from 102% to 105% of the value of the securities being borrowed. With respect to securities loaned, Global receives collateral in the form of cash or other collateral with a value generally ranging from 102% to 105% of the market value of securities loaned. Global monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned as necessary. At December 31, 2008, the value of the underlying securities borrowed and loaned was $675,649 and $675,570, respectively.

Securities-lending transactions are classified as *Receivables for securities borrowed* and *Payables for securities loaned* at the amount of cash collateral advanced or received. Although securities borrowing and lending activities

(EXPRESSED IN 000's OF U.S. DOLLARS)

are transacted under a master securities lending agreement, such receivables and payables with the same counterparty are not offset on the Statement of Financial Condition. Fees received or paid by Global are classified as *Rebate fee income* or *Rebate fee expense* on the Statement of Operations.

4. Incentive Compensation

Global has an incentive bonus plan for employees whereby a bonus may be awarded at Global's discretion. Awards under this plan are earned by the grantee as of the award date and are included within *Employee compensation and benefits* on the Statement of Operations in the year awarded. The awards generally have delayed settlement whereby they generally settle over four years from the grant date. Outstanding bonus awards increase or decrease at an index rate that is based upon the rate of return earned by the funds managed by HBK Investments L.P. (the "Manager"). The return is included in *Employee compensation and benefits*. A grantee is no longer entitled to the unsettled award following termination of employment, except in the case of death, disability, or retirement, although a grantee may receive payment at Global's discretion.

The amounts below represent the estimated incentive compensation liabilities for each upcoming year.

2009	$ 1,088
2010	840
2011	556
2012	244
	$ 2,728

5. Regulatory Capital Requirements

As a registered broker-dealer, Global is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. Global has elected to use the alternative method, which requires that it maintain minimum net capital as defined in Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "1934 Act"), equal to the greater of $250 or 2% of aggregate debit balances (as defined in Rule 15c3-3 under the 1934 Act). At December 31, 2008, Global had net capital of $149,771, which is $149,521 in excess of its minimum net capital requirement of $250 on that date.

6. Off-Balance Sheet Risks and Concentrations of Credit Risk

Global's principal activities are with banks, insurance companies, pension plans, investment companies, broker-dealers, and clearing organizations. These counterparties may fail to satisfy their contractual obligations and, as such, have associated credit risk. This credit risk primarily exists in three situations. First, Global posts collateral with counterparties under securities-borrowed transactions. If the value of the securities declines, the counterparty will be obligated to return the collateral. If the counterparty is unable to satisfy the obligation, Global may incur a loss, measured by the difference between the value of the securities borrowed and the higher value of the collateral held by the counterparty. Second, Global accepts collateral from counterparties under securities loaned transactions. If the value of the securities increases, the counterparty is required to post additional collateral. If the counterparty is unable to satisfy this obligation, Global may incur a loss, measured by the difference between the value of the collateral held by Global and the higher value of the securities loaned. Finally, in some cases Global may transfer collateral to a counterparty before receiving securities from the counterparty. If the counterparty fails to deliver the securities (and does not return the collateral), Global will incur a loss. Global may have concentrations with

(EXPRESSED IN 000's OF U.S. DOLLARS)

counterparties from time to time. At December 31, 2008, Global had significant concentrations with various counterparties, including Master Fund.

As discussed in Note 2 above, Global had a *Due from Broker* balance as of December 31, 2008, arising from a withdrawal not yet received from a money market fund. This balance has been fair valued at its net realizable value and the amount ultimately collected may differ from that amount.

Lehman Brothers Holdings Inc. ("Lehman") filed for bankruptcy in September 2008. Firms with exposure to Lehman entities arising out of securities-lending arrangements are facing limited prospects for recovery as well as substantial uncertainty or delay. Global maintained both securities borrowed and securities loaned with Lehman at the time of Lehman's bankruptcy. In connection with transactions with Lehman, Global terminated such transactions and liquidated collateral posted in accordance with the securities lending agreements. Global was over-collateralized by $1,459 and has recorded such amount in *Other liabilities*.

7. Commitments and Contingencies

In the normal course of business, Global may enter into contracts which provide general indemnifications and contain a variety of representations and warranties. Global's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against Global but have not yet occurred. Global does not believe such claims would result in a material financial effect.

8. Related-Party Transactions

In the normal course of business, Global enters into securities borrowed and loaned transactions with the Master Fund. At December 31, 2008, Global had posted collateral in the amount of $14,772 under securities borrowed transactions and held collateral in the amount of $167,181 under securities loaned transactions. In addition, Global recorded net rebate fee expense in relation to transactions with the Master Fund of $1,194, reflecting the net of $12,617 of rebate fee income and $13,811 of rebate fee expense. Net rebate fees payable at December 31, 2008 were $178, reflecting the net of rebate fees receivable of $155 and rebate fees payable of $333.

The Manager provides certain facilities, resources, and services to Global. In connection with such facilities, resources, and services, Global entered into a reimbursement agreement whereby Global reimburses the Manager for such expenses related to the securities lending business. Expenses covered under this agreement, including compensation and other expenses related to the securities lending activities of employees that work exclusively or almost exclusively on behalf of Global, are payable to the Manager on a monthly basis and are classified as *Expense reimbursements* on the Statement of Operations.

9. Subsequent Events

On February 20, 2009, Global received $3,702 of the *Due from broker* balance discussed in Note 2 and Note 6.

SCHEDULE I

HBK GLOBAL SECURITIES L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net Capital		
Total partners' capital		$ 156,114
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		156,114
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		156,114
Deductions and/or charges:		
Nonallowable assets:		
Fixed assets, net	$ 606	
Other assets	68	
Dividends receivable greater than 30 days	37	
Rebates receivable greater than 30 days	106	
	817	
Other deductions and/or charges	996	1,813
Net capital before haircuts on securities positions (tentative net capital)		154,301
Haircuts on securities - other securities		4,530
Net capital		$ 149,771
Computation of alternative net capital requirement		
2 percent of aggregate debit items (or $250, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation		$ 250
Excess net capital		$ 149,521
Net capital in excess of-		
4 percent of aggregate debit items		$ 149,771
5 percent of aggregate debit items		$ 149,771

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2008; therefore, no reconciliation is necessary.

SCHEDULE II

HBK GLOBAL SECURITIES L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008
(EXPRESSED IN 000's OF U.S. DOLLARS)

Credit balances	
Total credit items	$ -
Debit Balances	
Total debit items	$ -
Reserve computation	
Excess of total debits over total credits	$ -
Required deposit	None

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2008; therefore, no reconciliation is necessary.

SCHEDULE III

HBK GLOBAL SECURITIES L.P.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008
(EXPRESSED IN 000's OF U.S. DOLLARS)

---

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):

	$ -
A. Number of items	-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

	$ -
A. Number of items	-

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Partners of
HBK Global Securities L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of HBK Global Securities L.P. (the "Partnership") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009

PRICEWATERHOUSECOOPERS

HBK GLOBAL SECURITIES L.P.
(A Delaware Limited Partnership)

Financial Statements
For the Year Ended December 31, 2008